708 Third Avenue
New York, NY 10017 T 212 682 8300 www.medialink.com

Medialink

August 12, 2009

Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Your letter dated August 7, 2009
Medialink Worldwide Incorporated
Preliminary Proxy Statement on Schedule 14A
Filed July 28, 2009
File No. 000-21989

Dear Mr. Spirgel:

We have reviewed your letter dated August 7, 2009 commenting on our Preliminary Proxy Statement on Schedule 14A filed on July 28, 2009. Thank you for your prompt response. In response to your comments we will revise the "Special Factors" section of the Preliminary Proxy Statement. In addition, we will revise our discussion of the potential delisting of our common stock to reflect an August 4, 2009 staff determination letter received from Nasdaq.

Revisions to the language of the filed Preliminary Proxy Statement are noted below (additions are underlined while deletions are stricken through). Our responses, keyed to your comments, are as follows:

<u>Background of the Merger, page 13</u>

<u>Comment No. 1</u>. On the bottom of page 13, you state that you investigated various strategic alternatives for your US-based business including a potential sale and that you had numerous discussions with a variety of companies. As of May 7, 2009 you had competing offers and, as of May 14, 2009, you were considering a letter of intent from The NewsMarket, Inc. and a letter of intent from another company. Please revise to explain what happened between you and this other bidder (did you reject this other company's offer, did they reject your counter-offer, and, if applicable, please explain the basis for your rejection or their rejection) and whether this bidder was the same company that you considered on May 26, 2009.

<u>Response to Comment No. 1:</u>

We will revise our disclosure to make clear that there was only one bidder other than NewsMarket. We will revise our disclosure regarding the other bidder and its offer. We will revise certain paragraphs of the Background of Merger section to address your comment as follows:

"On May 7, 2009 our Board met to discuss the status of the NewsMarket offer and the most recent draft LOI. The Board was not

favorably disposed to act on the LOI and requested Messrs. Finelt and Torosian to negotiate a superior offer. At that time the Board was also considering a competing offer from another company.

On May 11, 2009 Messrs. Torosian and Lonergan discussed additional changes to the LOI and on May 12, 2009 Messrs. Finelt and Lonergan had discussions with respect to certain Company perceived defects in the LOI. Later that day we sent NewsMarket a revised version of the LOI.

On May 14, 2009 we received a new version of the LOI from NewsMarket, and Messrs. Finelt, Torosian and Tashlik reviewed the revised proposal. Mr. Torosian circulated the LOI to the Board ~~as well as~~ along with a proposed letter of intent from ~~an~~the other company and a comparison of the two offers. Each letter of intent contained an exclusivity clause. That evening the Board met telephonically to review the situation and decided that ~~the latest iteration of the NewsMarket LOI~~ neither proposal was ~~not~~ satisfactory ~~and~~. The Board asked that changes be ~~made~~requested of each of NewsMarket and the other company to enhance ~~the~~ each of their respective offers and provide assurance that any proposed transaction could be consummated. ~~Later that evening we~~ Subsequently, we sent NewsMarket and the other company our proposed changes to ~~the LOI.~~ their respective letters of intent. On May 15, 2009 NewsMarket provided their final LOI for consideration by our Board. Messrs. Finelt and Torosian continued discussions with the other company, which provided a revised letter of intent on May 16, 2009 for consideration by our Board.

On May 18 and 19, 2009 our Board met telephonically to discuss the strategic alternatives available to us. At each of those meetings, the competing proposals were discussed and Messrs. Finelt and Torosian reported on their discussions with NewsMarket and the other company, including suggested changes to the most recent letters of intent. On May 20, 2009 Messrs. Finelt and Levy again discussed the terms and conditions of the proposed LOI. Later that evening, the Board again met telephonically and after further discussion voted to reject the NewsMarket offer. This was communicated to Mr. Lonergan by Mr. Finelt on May 21, 2009. At the Board's request, Messrs. Finelt and Torosian continued discussions with the other company.

On May 22, 2009 NewsMarket initiated a conference call with us at which time Messrs. Finelt and Torosian reviewed with Messrs. Levy, Lonergan and Abramovich the Board's concerns with respect to the NewsMarket offer. At that time, we were concerned with the value to be paid to our shareholders, the time necessary to

complete remaining due diligence, the ability of NewsMarket to consummate the transaction and the timing of any closing. During that call, NewsMarket agreed to revise its offer and asked us to provide a marked-up version of the LOI ~~reflecting the revised~~ to reflect the revisions to the offer— that were discussed on the call. Later that day we provided NewsMarket with a revised LOI.

On May 26, 2009 NewsMarket notified us that it was in agreement with the revised LOI and later that day provided us with an execution copy of the LOI. Mr. Torosian circulated the execution copy of the LOI to the Board together with a comparison of ~~another~~the other company's offer. At that ~~the Board was considering~~ time, Mr. Torosian contacted the other company and requested that it provide a final offer. Despite our continuing discussions with the other company, we did not agree on revised terms and we did not receive a revised letter of intent. In addition, during our discussions with the other company, it orally revised its offer in a manner that we thought was not beneficial to us. The change in the offer terms led us to believe that a transaction with such company may not be consummated, and if consummated, would not be on terms as favorable as NewsMarket's offer. Later that evening the Board held a teleconference meeting and after due consideration and discussion voted to authorize the execution of the NewsMarket LOI and to enter into exclusive negotiations relating to the Merger. On May 27, 2009 the non-binding LOI was executed by both parties."

Comment No. 2. On May 22, 2009, you discussed your concerns with NewsMarket's offer with their representatives on a conference call. Please elaborate and discuss in more detail what your concerns were.

Response to Comment No. 2:

We will add the following language to our disclosure in response to your comment:

"On May 22, 2009 NewsMarket initiated a conference call with us at which time Messrs. Finelt and Torosian reviewed with Messrs. Levy, Lonergan and Abramovich the Board's concerns with respect to the NewsMarket offer. At that time, we were concerned with the value to be paid to our shareholders, the time necessary to complete remaining due diligence, the ability of NewsMarket to consummate the transaction and the timing of any closing. During that call, NewsMarket agreed to revise its offer and asked us to provide a marked-up version of the LOI ~~reflecting the revised~~ to

> reflect the revisions to the offer~~—~~ that were discussed on the call. Later that day we provided NewsMarket with a revised LOI."

Comment No. 3. On May 26, 2009, you were considering NewsMarket's updated letter of intent and compared it to a competing offer before entering into exclusive negotiations with NewsMarket. Please revise to explain in greater detail the basis upon which you considered NewsMarket's offer and this other company's offer and why you decided to enter into an exclusive relationship with NewsMarket instead of the other bidder.

Response to Comment No. 3:

We will add language to clarify that when we received NewsMarket's final offer, we still had not received an improved offer from the other company. We will also add language to explain why we did not proceed with the other company. We will add the following language in response to your comment:

> "On May 26, 2009 NewsMarket notified us that it was in agreement with the revised LOI and later that day provided us with an execution copy of the LOI. Mr. Torosian circulated the execution copy of the LOI to the Board together with a comparison of ~~another~~the other company's offer. At that ~~the Board was considering~~ time, Mr. Torosian contacted the other company and requested that it provide a final offer. Despite our continuing discussions with the other company, we did not agree on revised terms and we did not receive a revised letter of intent. In addition, during our discussions with the other company, it orally revised its offer in a manner that we thought was not beneficial to us. The change in the offer terms led us to believe that a transaction with such company may not be consummated, and if consummated, would not be on terms as favorable as NewsMarket's offer. Later that evening the Board held a teleconference meeting and after due consideration and discussion voted to authorize the execution of the NewsMarket LOI and to enter into exclusive negotiations relating to the Merger. On May 27, 2009 the non-binding LOI was executed by both parties."

Comment No. 4. Please revise to disclose the material terms of your LOI with NewsMarket and the material terms of the exclusivity arrangement.

Response to Comment No. 4:

We will add the following paragraph to describe the material terms of the letter of intent and the exclusivity arrangement with NewsMarket:

> "The NewsMarket LOI provided, among other things, for (i) the acquisition of all of our common stock at a price of not less than $0.18

per share, (ii) an assumption by NewsMarket of our outstanding liabilities, (iii) our renegotiating and reducing severance and change of control obligations with certain of our officers, (iv) our fully discharging our obligations under our outstanding variable rate convertible debentures, (v) certain officers and directors to enter into a voting agreement pursuant to which they would vote to approve the Merger, (vi) the Merger to be subject to approval by our shareholders, (vii) a fairness opinion to be obtained, (viii) the exclusivity of negotiations with NewsMarket until the execution of a definitive merger agreement by a certain date, (ix) standard confidentiality provisions and (x) an agreement by NewsMarket not to solicit any of our employees for a one year period in the event the Merger was not consummated. The exclusivity terms provided that we were not to solicit or pursue any offer or proposal to purchase any of our assets or securities and we were required to immediately cease any such existing negotiations. In the event of any breach of the exclusivity restrictions prior to the entry into a definitive merger agreement, we would be required to pay NewsMarket $150,000 as liquidated damages.

From the execution of the LOI and continuing to the date hereof, representatives of the Company and NewsMarket have continued to meet and discuss ~~telephonically~~ various business, operational, administrative and personnel issues."

Comment No. 5. *Between June 11, 2009 and July 1, 2009, you negotiated the Merger Agreement with NewsMarket. Please expand your disclosure to describe how the material terms of the Merger Agreement changed through your negotiations. Provide insight into the negotiations that led to the ultimate amount and form of merger consideration of $0.20 cash per share of your common stock.*

Response to Comment No. 5:

We will add the following language to describe the material changes (including establishing a $0.20 per share price) to the Merger Agreement resulting from our negotiations:

"From June 11, 2009 until July 1, 2009 we continued to negotiate with NewsMarket and its counsel and exchanged confidential information, drafts of the Merger Agreement and other operative agreements and documents.

As a result of our negotiations and NewsMarket's continuing due diligence and review of our confidential information, we were able to obtain (i) an increase in the price to be paid to our shareholders, (ii) a termination fee to be paid to us under certain conditions if the Merger was not consummated, (iii) certain representations by NewsMarket as to its solvency and its adequacy of funds, (iv) a specific performance

requirement, (v) a provision allowing us to terminate the Merger Agreement upon receipt of a superior offer subject to certain conditions and (vi) a reduction in the potential effective termination fee to be paid to NewsMarket and a limitation of the circumstances under which it would be paid, among other matters.

During this time we also engaged in negotiations with the holders of our variable rate convertible debentures which resulted in the extinguishment of that debt. Subsequently, we settled various claims made by such holders and repurchased warrants held by them. See "Settlement of Existing Indebtedness" beginning on page 20.

~~On~~ As a result of our negotiations, the settlement of existing indebtedness, the reduction in severance and change of control obligations, NewsMarket's continuing due diligence and its review of our confidential information, on June 26, 2009, we agreed on a price of $0.20 per share. On June 29, 2009 our Board held a telephonic meeting at which time North Haven reviewed with our Board its analysis, from a financial point of view, as to the fairness of the Merger consideration. After further discussion, our Board approved the Merger and the Merger Agreement and other operative documents and agreements."

Reasons for the Merger; Recommendation of Our Board of Directors, page 15

Comment No. 6. *Please revise to explain the criteria, bases, or factors upon which you believe that NewsMarket had the most competitive bid.*

Response to Comment No. 6:

We feel that the language already included in the Preliminary Proxy Statement extensively addresses why the Board of Directors recommends that the Merger be approved. Nevertheless, we will add the following language to the first bullet point in the discussion of the Recommendation of our Board of Directors:

"In the course of reaching its determinations, the Board of Directors considered the following substantive factors and potential benefits of the Merger, each of which it believed supported its decision:

- the fact that NewsMarket was the best competitive bid received based on pricing and other factors, including the fact (i) that the only other proposal that the Company received was, during negotiations, revised to the detriment of the Company; (ii) that no final proposal was ever memorialized in a final letter of intent from the other company; (iii) that the Company believed that the terms of the other company's offer were inferior to those proposed by NewsMarket; and (iv) that any

transaction based on the terms proposed by the other company was not likely to be consummated;"

***

Opinion of North Haven Partners, Inc.

Comment No. 7. Please provide us with any analyses, reports, presentations or other similar materials, including projections and board books, provided to, or prepared by, North Haven Partners, Inc. in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter.

Response to Comment No. 7:

We have provided to the Commission, on a supplemental basis, a copy of the engagement letter along with confidential analyses, reports, presentations and similar materials provided to, or prepared by, North Haven Partners, Inc. in connection with rendering its fairness opinion.

Comment No. 8. Disclose the fee being paid to North Haven for delivery of its fairness opinion.

Response to Comment No 8:

We will add language to disclose the fee paid as follows:

> "No material relationship has existed among North Haven, NewsMarket and us for the past two years. North Haven ~~will receive~~received a fee of $35,000 for its services ~~and reimbursement for certain out-of-pocket expenses~~ which ~~are~~fee was not contingent upon the delivery of an opinion that the transaction was fair to the Company's stockholders and is not contingent upon a consummation of the Merger. Medialink has agreed to indemnify North Haven for certain liabilities arising in connection with its opinion."

Comment No. 9. Expand the discussion to provide a detailed summary of the financial advisor's material financial analyses. Discuss how North Haven considered "historical data with regard to the trading prices of shares of Medialink's common stock." Identify the "similar publicly traded companies" that North Haven considered and explain what "specific financial and operating data" was compared in such analysis.

Medialink

Response to Comment No. 9:

We will add the following to our disclosure in response to your comment:

> "In arriving at its opinion, North Haven reviewed, considered and analyzed, among other things:
>
> ***
>
> • the results of Medialink's efforts to solicit acquisition proposals from third parties;
>
> ***
>
> The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The following is a summary of the material financial analyses used by North Haven in connection with providing its opinion to the Board of Directors.
>
> North Haven considered historical data with regard to the trading prices of shares of Medialink's common stock, including its 52 week and 30 day trading range, as well as the closing price on the day North Haven issued its opinion. In order to assess how the public market values shares of similar publicly traded companies, North Haven, based on its experience with companies in the same industry, reviewed and compared specific financial and operating data relating to Medialink with selected companies that North Haven deemed comparable to Medialink. The companies that North Haven deemed comparable to Medialink consisted of Point.360 and comparable subsidiaries or divisions of DG Fast Channel, Thomson S.A. Thomson Reuters, and United Business Media. North Haven noted that the public companies that have subsidiaries or divisions with businesses comparable to Medialink are themselves not comparable because they are materially larger and are cash flow positive, among other things.
>
> In connection with the review of the Merger ~~by the Board of Directors~~, North Haven performed financial analyses for purposes of rendering its opinion. ~~The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description.~~ Those analyses included historical stock prices; market values; enterprise values; revenues; earnings; earnings before interest, taxes, depreciation and amortization expenses; compounded annual growth rates and various financial ratios. North Haven also compared the proposed Merger to what it deemed comparable precedent transactions, including measuring the transaction value as a multiple of revenues since Medialink had no earnings or earnings before interest, taxes, depreciation and amortization expenses. In addition, North Haven utilized an asset based valuation of the Company, including an analysis of its book value and an analysis of its liquidation value."

Comment No. 10. *Please revise to disclose whether North Haven considered, or the Board requested, a discounted cash flow analysis in connection with the fairness opinion.*

Response to Comment No. 10:

North Haven considered a discounted cash flow analysis in connection with the fairness opinion, but ultimately did not use such an analysis. We will add the following to our disclosure in response to your comment:

> "North Haven considered a discounted cash flow analysis, but did not utilize such an analysis due to (i) Medialink's history of operating losses; (ii) the highly speculative nature of Medialink's projections given (a) material changes in its business since 2006; (b) industry-wide changes; (c) the project nature of its business; and (d) the market dislocation following the economic events of 2008; and (iii) the going concern qualification in the independent public accounting firm's opinion included with Medialink's annual report on Form 10-K for the year ended December 31, 2008."

Comment No. 11. *We note that North Haven was provided with financial forecasts for Medialink. Please disclose these forecasts in the proxy statement.*

Response to Comment No. 11:

North Haven was provided with financial forecasts for the Company, copies of which have been supplied to the Commission on a supplemental basis in response to Comment No. 7 above. Nevertheless, we do not feel it is necessary or appropriate to publicly disclose such forecasts in our Preliminary Proxy Statement. The Preliminary Proxy Statement discusses in several different places the viability of Medialink as a going concern if the Merger is not approved. The Preliminary Proxy Statement is replete with material information sufficient for the Company's stockholders to form an opinion as to whether to approve the Merger. Further, the Company is current with its periodic reporting requirements (a Report on Form 10-Q for the period ended June 30, 2009 will be filed on or about August 14, 2009). In addition, we feel that the public disclosure of such forecasts would put Medialink at a significant competitive disadvantage if the Merger is not consummated and would similarly disadvantage NewsMarket if the Merger is consummated. Accordingly, we respectfully request that the Commission withdraw its comment asking that the financial forecasts be disclosed in our Preliminary Proxy Statement.

***

In addition to the various changes detailed above in response to the Commission's comments, we will also make changes to the portions of the Preliminary Proxy Statement

dealing with a potential delisting of the Company's common stock from trading on the Capital Market of the Nasdaq Stock Market ("Nasdaq"). Subsequent to our filing of the Preliminary Proxy Statement we received a determination letter concerning the listing of our common stock. Accordingly, the following language will be added to (i) "Questions and Answers About the Merger and the Merger Agreement" in the response to the question entitled "What happens if the merger is not consummated?"; (ii) the third paragraph of the "Background to the Merger" portion of the "Special Factors" section; and (iii) the "Delisting and Deregistration of Common Stock" portion of the "Special Factors" section:

> "On August 4, 2009, we received a staff determination letter from Nasdaq noting that we had not regained compliance as of that date, and as a result, Medialink's common stock will be subject to delisting unless we request a hearing before a Nasdaq Listing Qualifications Panel (the "Panel"). We have requested such a hearing, which has been scheduled for September 23, 2009, and as a result Medialink expects that its common stock will remain listed on Nasdaq pending the issuance of a decision by the Panel following the hearing."

***

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We expect to file Amendment No. 1 to our Preliminary Proxy Statement today to reflect the revisions noted above. Please feel free to contact me at (212) 812-7077 or the Company's counsel at (516) 466-8005 with any questions on the above response. Please send any faxed correspondence to my attention at (212) 599-2579, or to the Company's counsel at (516) 829-6509.

Sincerely,

/s/ Kenneth A. Torosian

Kenneth A. Torosian
Chief Financial Officer
Medialink Worldwide Incorporated
708 Third Avenue
New York, New York 10017

cc: Ajay Koduri
Theodore Wm. Tashlik